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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 3 2003

SEC FILE NUMBER
8- 52015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/02_____ AND ENDING_____12/31/02_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forge Financial Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4400 N. Federal Highway, Suite 300
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Giuliano   (561) 416-9880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.

(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307	Denver	Colorado	80222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Joseph Giuliano_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Forge Financial Group, Inc._____ , as of _____December 31_____ , 20 _02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Randy Wayne Albrecht
Commission # DD 068531
Expires Oct. 30, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORGE FINANCIAL GROUP, INC.

CONTENTS



SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Forge Financial Group, Inc.

We have audited the accompanying statement of financial condition of Forge Financial Group, Inc. as of December 31, 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forge Financial Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 4, 2003

FORGE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	17 652
Receivable from clearing broker		381 114
Securities owned, at market value		107 174
Other assets		21 067
	$	**527 007**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	27 931
Accounts payable and accrued expenses		52 620
Due to clearing broker		118 115
Securities sold, but not yet purchased, at market value		32 465
TOTAL LIABILITIES		231 131

CONTINGENCIES (Note 4)

SHAREHOLDER'S EQUITY (Notes 2 and 3):

Common stock, $1.00 par value; 100 shares authorized, issued and outstanding	100
Additional paid-in capital	271 500
Retained earnings	24 276
TOTAL SHAREHOLDER'S EQUITY	295 876
$	**527 007**

FORGE FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:

Commissions and trading	$	1 890 364
Other		46 556
Total revenue		1 936 920

EXPENSES:

Commissions	458 473
Clearing charges	511 041
Management fees (Note 3)	466 500
General and administrative	353 446
Quotations	150 891
Total expenses	1 940 351

NET LOSS	$	(3 431)

The accompanying notes are an integral part of this statement.

FORGE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
BALANCES, DECEMBER 31, 2001	100	$ 100	$ 271 500	$ 27 707
Net loss	-	-	-	(3 431)
BALANCES, DECEMBER 31, 2002	100	$ 100	$ 271 500	$ 24 276

FORGE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
<u>INCREASE (DECREASE) IN CASH</u>

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(3 431)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Decrease in receivable from clearing broker		87 652
Increase in securities owned, at market value		(5 619)
Decrease in commissions payable		(24 857)
Increase in securities sold, but not yet purchased		1 573
Decrease in due to clearing broker		(10 368)
Decrease in accounts payable and accrued expenses		(33 029)
Net cash provided by operating activities		11 921

CASH FLOWS FROM INVESTING ACTIVITIES:

Increase in other assets		(10 951)
NET INCREASE IN CASH		970
CASH, AT DECEMBER 31, 2001		16 682
CASH, AT DECEMBER 31, 2002	$	17 652

FORGE FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated by its parent as a wholly-owned subsidiary in Florida on June 18, 1999 and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The Company conducts business primarily with other broker-dealers.

The Company records securities transactions and related revenue and expenses on a trade date basis. Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The Company files a consolidated income tax return with its parent, but provides for income taxes as if it filed separately.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $245,766 and $203,500, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .44 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   RELATED PARTY TRANSACTIONS

The Company pays management fees to its parent in return for providing office space, support and management services.

NOTE 4 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and has sold securities that it has not purchased and may incur losses if the market value of the securities changes subsequent to December 31, 2002.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and receivables, are carried at amounts which approximate fair value. Securities owned and securities sold, but not yet purchased are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value.

SUPPLEMENTARY INFORMATION

FORGE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
DECEMBER 31, 2002

CREDIT:

Shareholder's equity	$	295 876

DEBITS:

Non-allowable assets:

Nonallowable securities		13 652
Other assets		21 067
Total debits		34 719
Net capital before haircuts on securities positions		261 157
Haircuts on securities positions		15 391
NET CAPITAL		245 766

Minimum requirements of 6-2/3% of aggregate indebtedness of
$106,919, $203,500 for market making activities,
or $100,000, whichever is greatest

		203 500
Excess net capital	$	42 266

AGGREGATE INDEBTEDNESS:

Commissions payable	$	27 931
Due to clearing broker		26 368
Accounts payable and accrued expenses		52 620
TOTAL AGGREGATE INDEBTEDNESS	$	106 919
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.44 to 1

NOTE: There are no material differences in the above computation of net capital with that
included in the Company's corresponding unaudited Form X-17a-5 Part II filing, as amended.

See the accompanying Independent Auditors' Report.   10



SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Forge Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Forge Financial Group, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Forge Financial Group, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A MEMBER FIRM OF MACINTYRE STRATER INTERNATIONAL LIMITED (MSI),
A WORLDWIDE ASSOCIATION OF INDEPENDENT PROFESSIONAL FIRMS.

11

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Forge Financial Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

In addition, our review indicated that Forge Financial Group, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 4, 2003